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Odyssey's

American Street Food

32 Cambridge St
Charlestown, MA 02129
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Early Investor Bonus: The investment multiple is increased to 2× for the next $5,000 invested.
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THE PITCH
Odyssey's is seeking investment to open first location and cover initial operating costs.
First LocationOperating Pop-ups
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THE PLAN

Odyssey's opening in the Charlestown area plans to bring a unique new flavor to the neighborhood through the use of seasonal ingredients, local purveyors, and an intense focus on quality. We believe that food is a shared experience, one that builds and binds communities, and by extension it is our responsibility to nourish those who invest in us, whether they are at the ground floor or are any member of a flourishing customer base.

ODYSSEY'S - LOCAL FARE/GLOBAL INSPIRATION
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THE OPPORTUNITY

Working with Odyssey's provides the opportunity to sponsor a business whose mission is centered in community care and growth, our vehicle being exceptional food. Through investment in our company we seek to bring globally inspired food, crafted menus that reflect the seasonality of our space, and the security of knowing where anyone can feel safe and fed. Truly though, investment in us is an opportunity to bring a community more than a restaurant, it is a chance to grow a seedling into a forest, allowing us to recognize our culinary journey as well as our scope and scale as a business seeking to plant its roots within the area.

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ABOUT ODYSSEY'S

We are Odyssey's. Our mission is to grow within the community to create a space that supports us, the community we serve, and all who work to create food security within an equitable local economy through curating a culinary journey inspired by the world of food.

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FOUNDATION KITCHEN AND THE GRAPHIC LOFTS

Foundation Kitchen, a shared culinary workspace, co-founded by husband and wife team, Ciaran Nagle and Tara Novak. The newest location at The Graphic, located across the street from Sullivan Square Station.

Featuring a café, wine bar, and food stalls
Open to public 7 days a week
Offers a shared Culinary Workspace, ServSafe Training, & Food Business Consulting
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THE TEAM
Brendan Buell
Owner

Having spent the last decade weaving a patchwork of experience in the hospitality industry has culminated in the creation of Odyssey's. It is the emergence of my long standing passion for creating nourishing meals, at a nutritional and spiritual level, and the curation of spaces that are consciously hospitable. Taking experience and inspiration from all previous work spaces, from bartender to barista, from server to chef, I aim to foster a dream into the reality that is shared and nourished by all who pass through it.

PRESS
Foundation Kitchen hosts pop-up market at The Graphic Lofts

One of your neighbors posted in Neighbor News. Click through to read what they have to say. (The views expressed in this post are the author's own.)

13 Boston Restaurant Openings to Get Excited About This Fall

Three food halls, two Top Chef-helmed concepts, and one baller oyster bar.

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Rent $10,000
Equipment Cost $4,400
Initial Product Cost $4,400
Mainvest Compensation $1,200
Total $20,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $300,000 $330,000 $353,100 $370,755 $381,877
Cost of Goods Sold $100,000 $110,000 $117,700 $123,585 $127,292
Gross Profit $200,000 $220,000 $235,400 $247,170 $254,585

EXPENSES

Rent $30,000 $30,750 $31,518 $32,305 $33,112
Salaries $120,000 $132,000 $141,240 $148,302 $152,750
Insurance $1,500 $1,537 $1,575 $1,614 $1,654
Operating Profit $48,500 $55,713 $61,067 $64,949 $67,069
This information is provided by Odyssey's. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
2020 Income Statement
Investment Round Status
Target Raise $20,000
Maximum Raise $30,000
Amount Invested $0
Investors 0
Investment Round Ends January 8th, 2021
Summary of Terms
Legal Business Name Odyssey's LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $5,000 invested
2×
Investment Multiple 1.6×
Business's Revenue Share 2%-3%
Minimum Investment Amount $100
Repayment Schedule Quarterly

Securitization None
Maturity Date January 1st, 2028
Financial Condition
Forecasted milestones

Odysseys LLC forecasts the following milestones:

Secure lease in Charlestown, MA, by March, 2022

Achieve $300,000 revenue per year by 2023

Achieve $100,000 profit per year by 2023

Other Challenges

Odysseys LLC has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

Operation historically as a pop up experience

Personally financed

Dates of operation and experience include a near year gap as a result of Covid-19 pandemic

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Odysseys LLC's fundraising. However, Odysseys LLC may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Odysseys LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Odysseys LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Odysseys LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Odysseys LLC's core business or the inability to compete successfully against the with other competitors could negatively affect Odysseys LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Odysseys LLC's management or vote on and/or influence any managerial decisions regarding Odysseys LLC. Furthermore, if the founders or other key personnel of Odysseys LLC were to leave Odysseys LLC or become unable to work, Odysseys LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which

Odysseys LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Odysseys LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Odysseys LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Odysseys LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Odysseys LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Odysseys LLC's financial performance or ability to continue to operate. In the event Odysseys LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Odysseys LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Odysseys LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Odysseys LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Odysseys LLC will carry some insurance, Odysseys LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Odysseys LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Odysseys LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Odysseys LLC's management will coincide: you both want Odysseys LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Odysseys LLC to act conservative to make sure they are best equipped to repay the Note obligations, while Odysseys LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Odysseys LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Odysseys LLC or management), which is responsible for monitoring Odysseys LLC's compliance with the law. Odysseys LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Odysseys LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Odysseys LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Odysseys LLC, and the revenue of Odysseys LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Odysseys LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Odyssey's. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Odyssey's isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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